April 28, 2025

Krishna Vanka
Chief Executive Officer
Flux Power Holdings, Inc.
2685 S. Melrose Drive,
Vista, California 92081

       Re: Flux Power Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 21, 2025
           CIK No. 0001083743
Dear Krishna Vanka:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. Please file your remaining exhibits with your next amendment. Note that we may have additional comments on your registration statement following our review of any such exhibits.
2. Please revise to include the delaying amendment legend on the front cover page of the registration statement. Refer to Item 501(a) of Regulation S-K.
 April 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-
3641 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Deborah K. Seo